

June 3, 2015

Via E-mail
Mark Gilreath
President and Chief Executive Officer
ECPM Holdings, LLC
11810 Wills Road
Alpharetta, Georgia 30009

      Re: **ECPM Holdings, LLC**
            Amendment No. 3 to Registration Statement on Form S-1
            Filed June 3, 2015
            File No. 333-203883

Dear Mr. Gilreath:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1.   It appears that the conversion to a Delaware corporation will not be complete before the effective date of this registration statement and that the post-conversion entity does not currently exist as a matter of law. If so, please tell us: (1) when the issuer and its officers and directors intend to sign the registration statement; and (2) how the legality opinion required under exhibit 5.1 of your registration statement will be affected by the timing of the conversion to a Delaware corporation.

You may contact Tom Jones at (202) 551-3602 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any questions.

Sincerely,

/s/ Geoff Kruczek for

Amanda Ravitz
Assistant Director

cc (via e-mail): Keith M. Townsend